HEALTH REVENUE ASSURANCE HOLDINGS, INC.
8551 W. Sunrise Boulevard, Suite 304
Plantation, Florida

April 27, 2012

Securities and Exchange Commission, Division of Finance
Attn: Jeffrey Riedler
100 F Street N.E
Washington, D.C. 20549

Re:          Health Revenue Assurance Holdings, Inc. (f/k/a Anvex International, Inc.)
Current Report on Form 8-K (the “8-K”)
Filed February 13, 2012
File No. 333-173039

Dear Mr. Riedler:

We are in receipt of your comment letter dated March 9, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Form 8-K filed February 13, 2012

General

1.
The financial statements of the registrant are now the financial statements of Health Revenue Assurance Associates, Inc. Please provide in the 8-K the disclosures required by Item 304 of Regulation S-K for the change in accountant in connection with the merger or any prior change in accountants within the last 24 months.

RESPONSE:
On March 22, 2012, we filed a Current Report on Form 8-K regarding the dismissal of our former independent auditor, Silberstein Ungar, PLLC, as well as the retaining of our current independent auditor, Friedman, LLP.

2.	Please disclose the fiscal year end you elected.

RESPONSE:	We elected to change our fiscal year end to December 31. We disclosed the change in fiscal year end in Item 5.03 in the 8-K.

3.
Please amend this filing to provide the pro forma financial information required by Item 9.01 of Form 8-K to be filed with regard to your reverse merger transaction with HRAA or tell us why such information is not required. Refer to Release No. 34- 52038 (July 15, 2005). Undistributed earnings or losses of a Subchapter-S registrant should be reclassified to paid-in capital in the pro forma statements.

RESPONSE:
We have filed the pro forma financial information required by Item 9.01 of Form 8-K with regard to our reverse merger transaction with HRAA. Such pro forma financial information was included in our Annual Report on Form 10-K filed on April 16, 2012. All Sub Chapter-S distributions have been reclassified to paid in capital  to the extent that it was available for offset.

Description of Business

Our Industry, page 2

4.
We note that on February 16, 2012, the Department of Health and Human Services announced that it was initiating a process to postpone the October 1, 2013 implementation date for ICD-10. In light of the fact that “the main focus of [your] business will be with respect to the ICD-10 coding transition,” please revise your disclosure to discuss the significance to your business of HHS’ decision to delay the ICD-10 compliance date and add a risk factor addressing this issue.

RESPONSE:
On page 4, we have revised our disclosures to explain that the implementation for ICD-10 has been delayed and the effect such delay may have on our business. In addition, we have included a risk factor advising of the delay in implementing ICD-10.

Marketing, page 6

5.
Your discussion of your marketing efforts on page 6 provides only your plans for the kinds of sales and marketing methods you intend to implement. Please revise to describe the current status of your marketing program.

RESPONSE:	On page 5, we have included additional disclosure regarding the current status of our marketing.

Intellectual Property, page 7

6.	Please revise your disclosure to provide the expiration date of your patent and the jurisdictions in which it is issued.

RESPONSE:	On page 6, we have revised our disclosure to reflect that the patent was filed with the United States Patent and Trademark Office, and that currently the patent is still pending.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 8

7.
Please include more detail regarding the operations of your subsidiary, Dream Reachers, LLC, engaged in the rental of real estate. Specify the nature of the real estate operations your subsidiary is engaged in and disclose the related accounting policies when material. Please disclose as much quantitative information as necessary for the understanding of your subsidiary’s size and operations.

RESPONSE:
On page 8, we have revised our disclosure to discuss our variable interest entity, which is being treated as a subsidiary, Dream Reachers, LLC, in more detail. In that regard, Dream Reachers, LLC, owns our offices and is the borrower on a mortgage loan related to such offices.  However, Dream Reachers, LLC does not engage in real estate rental business.  Its offices are utilized by us at no cost and we pay the related mortgage’s principal and interest, taxes and maintenance.

Selling and Administrative Expenses, page 9

8.	Please direct us to information regarding “HRAA’s planned sale scheduled for November 2011” and revise your disclosure to direct the reader to that information.

RESPONSE:	We have removed this reference from the 8-K.

Liquidity and Capital Resources, page 11

9.	Please clarify what you mean by your “expected additional capitalization related to [your] planned acquisition” at the bottom of page 11.

RESPONSE:	On page 11, we have removed this reference and replaced it with "proceeds from the private placement".

Critical Accounting Policies, page 12

10.
Please tell us the reason for including the statement “The audited consolidated financial statements include all adjustments including normal recurring adjustments necessary to present fairly the consolidated financial position, results of operations and cash flows of HRAA for the periods presented. The results of operations for the years ended December 30, 2010 are not necessarily indicative of operating results expected for future periods.”

RESPONSE:	On page 11, we have removed this reference from the 8-K.

Research and Development, page 14

11.	Please disclose the nature of the research and development costs incurred and the projects they relate to.

RESPONSE:	On page 9, we have included a disclosure of the nature of the research and development costs incurred.

Unregistered Sales of Equity Securities, page 22

12.
You describe under the caption on page 22, “Sales by Anvex International, Inc.,” the sale of 108,696 shares of common stock on February 10, 2012 at a purchase price of $3.22 per share, for gross proceeds of $350,000. However, on page 2 under the caption “Private Placement Offering,” you discuss the February 10, 2012 sale of 206,183 shares of common stock at a purchase price of $3.22 per share, for gross proceeds of $663,907.25. Please explain the apparent discrepancy and revise as necessary to reconcile the different amounts.

RESPONSE:
On page 20, we have revised our disclosure to reflect that Anvex International, Inc. sold a total of 206,183 shares of common stock at a purchase price of $3.22 per share for gross proceeds of $663,907.25. We have made this disclosure consistent throughout the 8-K filing.

Exhibit 99.1
Consolidated Financial Statements
Year ended December 31, 2010 and 2009

13.	Provide pro forma income tax expense and earnings per share for the latest year and interim period on the face of the statement of income.

RESPONSE:	We have provided the pro forma income tax expense and earnings per share for fiscal years ended December 31, 2011 and 2010.

Notes to Consolidated Financial Statements

14.	Please disclose segment information or disclose why such information is not required. Refer to ASC Topic 280.

RESPONSE:
We have expanded our disclosure as follows: Financial Accounting Standards Board (“FASB”) ASC Topic 280, Segment Reporting (“ASC 280”), establishes standards for the way public business enterprises report information about operating segments. ASC 280 also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has determined that based on these criteria it only operates one segment, consulting services, as all other services do not meet the minimum threshold for separate reporting of a segment.

15.	Clarify in Form 8-K if APC Audit Pro is being acquired by Anvex and why APC Audit Pro should be included in the consolidated financial statements.

RESPONSE:
On page 5, we have provided additional disclosure in the 8-K regarding APC Audit Pro, specifically that the APC Audit Pro software was developed, funded, and is our property and therefore is being acquired along with all other net assets as part of the merger.   The costs of development of this proprietary software is accounted for in accordance with  ASC 985.

2 – Summary of Significant accounting policies
Revenue Recognition, page 7

16.
The policy provided here is generic. Please revise this policy to discuss the key characteristics of all of your material revenue streams including your reliance on estimates. Include information regarding revenues earned from the real estate operations of your subsidiary, Dream Reachers, LLC. In your MD&A please include an analysis of the uncertainties involved in applying your revenue recognition principles at a given time or the variability that is reasonably likely to result for their application over time. When relying on estimates, disclose if your estimates or assumptions bear the risk of change. Disclose, to the extent material, such factors as how accurate the estimate or assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.

RESPONSE:	We have revised our revenue recognition policy in the 8-K filing.

Exhibit 99.2
Consolidated Financial Statements
Period ended September 30, 2011

17.
Please include your independent auditor’s review report in the filing since it is referenced in footers, below your financial statements. As an alternative, please label your financial statements unaudited, if true.

RESPONSE:	We have included updated audited financial statements in the 8-K filing that cover the fiscal year ended December 31, 2011 and 2010, and our independent auditor’s report is included in the filing.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrea Clark
Health Revenue Assurance Holdings, Inc.
Name: Andrea Clark
Title: Chief Executive Officer and President